SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS 1 Rua da Quitanda, 196, Edifício Mário Bhering. CEP:20.091-005, Centro, Rio de Janeiro-RJ Extrato da Ata da 050ª Reunião do Comitê de Gestão, Pessoas e Elegibilidade - CGPE

CERTIFICATE

EXTRACT FROM THE MINUTES OF THE FORTY-NINTH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is hereby certified, for the appropriate purposes, that on the April 27, 2020, the Eletrobras Management, People and Eligibility Committee - CGPE held its fiftieth meeting, having participated, by videoconference, as members, the Board Member and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF), the Board Member RUY FLAKS SCHNEIDER (RFS) and the Board Member VICENTE FALCONI CAMPOS (VFC). There was no record of absences. The meeting was chaired by the Governance Secretary of the Board of Directors, BRUNO KLAPPER LOPES. OPINION ABOUT ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 64, paragraph 1, of Decree nº 8.945/16, and in Circular Letter nº 842/16-MP, cast their votes based on the support material made available, having unanimously opined, and exclusively from the perspective of legal investiture requirements, for the eligibility of the following indications:

a)    Fronteira Oeste Transmissora de Energia S.A. – Appointment of Jorge Hillmann to Board of Directors (effective). RES 148, ofApril 1 2020.

b)    AMAZONAS GT – Appointment of Roberto Parucker to the Board of Directors. RES 159, of April 6 2020.

c)    CEB Lajeado – Appointments to the Board of Directors. RES 178, de 13.04.2020.

✓  Francisco de Assis Duarte Lima – Fiscal Council Effective Member;

✓  Luiz Alberto Meireles Beleiro Junior – Fiscal Council Alternate Member.

➢  Obs: The eligibility of candidates is subject to approval by the Chief of Staff Office.

d)    ELETROBRAS – election of Mauro Gentile Rodrigues da Cunha for member and coordinator of the Statutory Audit and Risk Committee - CAE of Eletrobras (reappointment).

➢  The MSF Coordinator's abstention and absence during the entire period of the meeting referring to the analysis of this indication was consigned, alleging a situation of potential conflict of interest.

e)    ELETROBRAS – election of Luiz Carlos Nannini for member of the Audit and Risk Statutory Committee - CAE of Eletrobras.

In addition, Eletrobras 'Corporate Governance Department - DCAG reported to CGPE that the Federal Government, as Eletrobras' controlling shareholder, informed the company that intends to appoint Mr. Hailton Madureira de Almeida to the position of effective Fiscal Council member of Eletrobras. Considering that CGPE, on the occasion of its 46th meeting held on March 20, 2020, carried out the analysis of eligibility of this candidate for the position of alternate member of the Fiscal Council of Eletrobras, CGPE registered a unanimous position, in the sense that the said analysis of eligibility applies to the eventual indication by the controlling shareholder for the effective position of Eletrobras' Fiscal Council, since this is strictly the same legal investiture requirements. There being no further business on the subject, the Committee members concluded that the work on the eligibility of this meeting was closed, determining the drawing up of this certificate, which, after being read and approved, was signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Eletrobras Management, which I drew it.

CAAS 2 Rua da Quitanda, 196, Edifício Mário Bhering. CEP:20.091-005, Centro, Rio de Janeiro-RJ Extrato da Ata da 050ª Reunião do Comitê de Gestão, Pessoas e Elegibilidade - CGPE

Rio de Janeiro, May 13 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.